Exhibit 99.1
CHINA FINANCE ONLINE REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR 2007 RESULTS AND RAISES
FULL YEAR 2008 GUIDANCE
Solid Growth in Core Business and Subscriber Base
Q4 2007: Deferred Revenue up 33% Q-o-Q
Q4 2007: Net Revenues up 22% Q-o-Q
Q4 2007: Non-GAAP Net Income up 22% Q-o-Q
(Beijing, China, February 29, 2008) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the fourth quarter and the full year ended December 31, 2007:
Full Year 2008 Guidance Highlights
*	The Company raises its projected net revenues for 2008 to be between $54 million and $61 million, compared to the previous guidance of $50 million to $60 million.

*	The Company also raises its projected adjusted earnings(non-GAAP), defined as net income excluding share-based compensation expenses, for 2008 from the previous guidance of $22 million to $28 million to the range of $24 million to $29 million.
Q4 2007 Highlights
*	Subscription services provided to retail investors, the Company’s current core business, produced another solid quarter despite the severe correction of China’s stock market in the fourth quarter of 2007. Active paying retail subscriber grew to 56,200, up 24% from the previous quarter, and deferred revenue on the balance sheet at the end of Q4 2007 reached a new record high of $25.12 million, up 291% compared to the end of Q4 2006 and up 33% compared to the end of Q3 2007. Deferred revenue represents upfront service fees made by customers for subscription services that have not been rendered at December 31, 2007.

*	Net revenues of $8.88 million for Q4 2007, meeting the Company’s previously updated guidance, up 252% year-over-year and 22% quarter-over-quarter.

*	Non-GAAP net income, which excludes stock-based compensation expenses and the investment impairment in Moloon International Inc (“Moloon”), was $3.63 million for Q4 2007, compared to a non-GAAP net loss of $149,000 for the fourth quarter of 2006. Non-GAAP basic and diluted net income per share were $0.04 and $0.03, respectively, and non-GAAP basic and diluted net income per ADS were $0.18 and $0.16 for Q4 2007, respectively.

*	Due to Moloon’s deteriorating financial conditions, a non-cash investment impairment of $11.13 million was recorded in Q4 2007 against the Company’s cost method investment in Moloon, reducing the carrying amount of the investment from $12.61 million to $1.48 million, 88% off the book value.

*	The Company does not consolidate Moloon’s financial results, and the impairment charge against the investment in Moloon will not have any adverse impact on China Finance Online’s business growth. In addition, the Company does not have any investment other than the investment in Moloon.

*	Reflecting the non-cash impairment charge, net loss for Q4 2007 was $8.37 million. Both basic and diluted net loss per share were $0.09, and both basic and diluted net loss per ADS were $0.43 for Q4 2007.

*	The following Chart 1 reconciles between GAAP and non-GAAP results for the fourth quarter of 2007 (in thousands of U.S. dollars):
Chart 1:

	Three months ended
	Dec. 31,2007	Sep. 30,2007	Dec. 31,2006
	(In thousands of U.S. dollars)
Non-GAAP net income (loss)	3,633	2,983	(149)
Share-based compensation expenses	(875)	(1,081)	(225)
Investment impairment in Moloon	(11,127)	—	(1,322)
GAAP net income (loss)	(8,369)	1,902	(1,696)
*	Registered user accounts of jrj.com and stockstar.com grew to 9.0 million, an increase of 0.9 million from the previous quarter. Active paying retail subscribers grew to 56,200, up 24% from the previous quarter.
Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”, “Non-GAAP Measures” and ” Reconciliations from operating profit to EBITDA and adjusted EBITDA”.
Full Year 2007 Highlights
*	Net revenues increased by 263% to $25.90 million in 2007 from $7.13 million in 2006.

*	Non-GAAP net income, excluding stock-based compensation expenses of $2.95 million and the investment impairment of $11.13 million in Moloon, totalled $9.94 million for the full year 2007, up 422% year-on-year. Non-GAAP basic and diluted net income per share were $0.11 and $0.09, respectively, and non-GAAP basic and diluted net income per ADS were $0.51 and $0.45 for 2007, respectively.

*	Reflecting the non-cash impairment charge, net loss in 2007 was $4.13 million. Both basic and diluted net loss per share were $0.04 in 2007, and both basic and diluted net loss per ADS were $0.22 in 2007.

*	The following Chart 2 reconciles between GAAP and non-GAAP results for the full year 2007 (in thousands of U.S. dollars):
Chart 2:

	Year ended Dec.31
	2007	2006
	(In thousands of U.S. dollars)
Non-GAAP net income	9,943	1,906
share-based compensation expenses	(2,946)	(1,184)
Impairment in Moloon	(11,127)	(1,322)
Net loss	(4,130)	(600)
Q4 2007 Financial Results
Deferred Revenue:
Despite the severe correction of China’s stock market in the fourth quarter of 2007, subscription services provided to retail investors, the Company’s current core business, still delivered strong performance and achieved record results. Deferred revenue at the end of the fourth quarter of 2007, which represents prepaid service fees made by customers for subscription services that have not been rendered as at December 31, 2007, reached the Company’s historical high of $25.12 million, with current deferred revenue of $20.46 million and non-current deferred revenue of $4.66 million. The Company started to provide subscription services for a service period longer than one year in 2007; therefore, the Company reported non-current deferred revenue at December 31, 2007.
Net Revenues:
During the fourth quarter of 2007, China Finance Online reported net revenues of $8.88 million, compared to $2.52 million for the same period in 2006, and $7.30 million for the third quarter of 2007, up 252% year-over-year and 22% quarter-over-quarter. The increase is primarily due to the growth in subscription service fees from individual customers. Revenues from subscription service fees paid by retail customers were $7.76 million in the fourth quarter of 2007, representing 87% of net revenues for the quarter. Revenues from mobile value added services were $384,000, representing 4% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers were $229,000 in the fourth quarter of 2007, approximately 3% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed

$408,000, representing 5% of net revenues for the quarter. Other revenues were $102,000, representing 1% of net revenues for the quarter.
Gross Profit:
Gross profit for the quarter was $7.56 million, compared to $1.89 million for the same period in 2006 and $6.11 million for the third quarter of 2007. Gross margin of 85% in the fourth quarter was an increase from 75% in the same period of 2006 and from 84% in the third quarter of 2007. Cost of revenues for the fourth quarter of 2007 included website maintenance and development expenses of $903,000, compared to $634,000 from the previous quarter, which consists of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Since advertising-related services, which represent 5% of net revenues of the fourth quarter of 2007, are not a sizable business of the Company, website maintenance and development expenses do not have direct relationship with net revenues recognized in the fourth quarter of 2007. Excluding website maintenance and development expenses of $903,000, the gross margin for the fourth quarter of 2007 would have been 95%.
Operating Expenses:
Operating expenses for the fourth quarter totalled $5.93 million, compared to $2.64 million for the same period in 2006 and $4.67 million from the previous quarter. The increase from Q3 2007 is primarily due to higher commission and bonus expenses in line with strong core business results, the increase in marketing expenditure to enhance brand and product awareness, as well as the increase in professional service fees.
•	General and administrative expenses for the quarter were $2.63 million, compared to $1.05 million for the same period in 2006 and $2.17 million from the previous quarter. The increase is primarily due to increase in professional service fees. General and administrative expenses for the fourth quarter included $797,000 in stock-based compensation, compared to $1.01 million in the previous quarter.

•	Sales and marketing expenses for the fourth quarter were $2.43 million, compared to $1.25 million for the same period in 2006 and $1.89 million from the previous quarter. This increase is largely due to the increased commission and bonus expenses and marketing expenditure. Sales and marketing expenses for the fourth quarter of 2007 also included $45,000 in stock-based compensation, compared to $37,000 in the third quarter.

•	Product development expenses for the fourth quarter were $865,000, compared to $334,000 for the same period in 2006 and $614,000 from the previous quarter, which is primarily due to increases in employee compensation as a result of increased headcounts. Product development expenses for the quarter also included stock-based compensation of $33,000, compared to $39,000 in the previous quarter.
Income from Operations:

Income from operations for the fourth quarter of 2007 was $1.77 million, compared to operating loss $741,000 for the same quarter in 2006 and income from operation of $1.44 million for the third quarter of 2007. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses of $875,000, was $2.64 million for the quarter, compared to adjusted operating loss of $516,000 for the same quarter in 2006 and adjusted operating income of $2.52 million for the third quarter of 2007.
Non-GAAP Net Income and Net Income (Loss):
In the fourth quarter of 2007, the Company recorded an investment impairment of $11.13 million in our cost method investment in Moloon.
Non-GAAP net income, excluding stock-based compensation expenses of $875,000 and the investment impairment of $11.13 million in Moloon, was $3.63 million for Q4 2007, compared to a net loss of $149,000 for the fourth quarter of 2006, and net income of $2.98 million for the third quarter of 2007.
Reflecting the non-cash impairment charge, net loss for Q4 2007 was $8.37 million.
As part of the net income for the fourth quarter, the Company recorded a net exchange gain of $220,000 due to the recent change in the exchange rates between U.S. dollar and RMB.
Excluding stock-based compensation expenses of $875,000 and the investment impairment of $11.13 million in Moloon, non-GAAP net income margin for the fourth quarter of 2007 was 41%, compared to non-GAAP net income margin of -6% for the same period in 2006 and non-GAAP net income margin of 41% for the third quarter of 2007. Net income margin was -94% for Q4 2007, compared to -67% for the same period in 2006 and 26% for the third quarter of 2007. Total income tax benefit for the quarter was $398,000, compared to $77,000 for the same period in 2006 and $176,000 for the previous quarter.
Cash and Cash Equivalents:
Balance of cash and cash equivalents was approximately $74.73 million at the end of the fourth quarter of 2007, including cash denominated in RMB with an equivalent to $ 51.13 million and cash denominated in other foreign currencies with an equivalent to $23.60 million.
Cash Flow Statement:
Cash inflow from subscription services provided to retail customers was $13.73 million. Net operating cash flows for the fourth quarter of 2007 were $10.91 million.
Adjusted EBIDTA (Non-GAAP):

Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and stock-based compensation expenses, was $2.96 million for the fourth quarter of 2007.
Full Year 2007 Financial Results
For the full year ended December 31, 2007, net revenues increased by 263% to $25.90 million from $7.13 million in 2006.
Gross profit in 2007 increased by 279% to $21.47 million from $5.66 million in 2006. Gross margin in 2007 was 83% compared with 79% in 2006.
Total operating expenses in 2007 were $16.98 million, compared to $6.36 million in 2006.
Income from operations in 2007 was $4.64 million, compared to the operating loss of $704,000 in 2006.
Non-GAAP net income in 2007, excluding stock-based compensation expenses of $2.95 million and the investment impairment of $11.13 million in Moloon, was $9.94 million, up 422% from $1.91 million in 2006.
Non-GAAP net income margin in 2007 was 38%, compared to non-GAAP net income margin of 27% in 2006.
Reflecting the non-cash impairment charge, net loss in 2007 was $4.13 million. Net income margin was -16% for full year 2007.
Investment Impairment
In December of 2005, the Company purchased a minority interest in Moloon, a provider of mobile stream media technology and services. During the second half of 2006, China Mobile Communication Corporation announced policy changes in accordance with directives from China’s Ministry of Information Industry. These policy changes had a negative impact on all mobile value-added service (“MVAS”) providers including Moloon.
Thereafter, Moloon adopted new strategies to transform itself into a leading provider of mobile online gaming services in China.
However, despite the new strategies Moloon’s financial conditions have deteriorated and, following an independent valuation of the Company’s cost method investment in Moloon, it was determined that the Company should record a non-cash investment impairment of $11.13 million, reducing the carrying balance of such investment from $12.61 million to $1.48 million, 88% off the book value.
China Finance Online does not expect the impairment charge against its investment in Moloon, or disposal of this investment in the future if possible, to have any adverse impact on its business growth.
Q4 2007 Operating Results
As of December 31, 2007, the Company has 9.0 million registered user accounts of jrj.com and stockstar.com, compared to 8.1 million in the previous quarter, an increase of 0.9 million quarter-on-quarter.
Active paying retail subscriber as of December 31, 2007 grew to 56,200, up 24% from 45,500 in the previous quarter.
Outlook for First Quarter and Full Year 2008
The Company currently expects to generate net revenues in an amount ranging from $10 million to $10.5 million for the first quarter of 2008, representing a 150% to 163% increase from the corresponding period in 2007.
On a non-GAAP basis, the Company estimates adjusted earnings, which represents net income excluding share-based compensation expenses, will be between $3.7 million and $4 million for the first quarter of 2008, representing a 217% to 242% increase from the corresponding period in 2007.
Backed by record deferred revenue and operating cash flows, steadily increasing registered user base and continuous enhancement in telemarketing capabilities and our recent partnerships with Shanghai Stock Exchange and China Telecom, the Company now raises its projected net revenues for 2008 to a range from $54 million to $61 million, compared to the previous guidance of $50 million to $60 million. Accordingly, the Company also raises its projected adjusted earnings for 2008 from the previous guidance of $22 million to $28 million to the range of $24 million to $29 million.
The Company believes that the projected 2008 financial results will be back-end loaded due to, among other things, the following reasons: 1) prepaid subscription fees from retail subscribers are recognized over subscription periods; 2) the Company does not expect the recent initiatives including China Telecom partnership and expansion of telemarketing team to make a sizable contribution to revenues and earnings until the second half of 2008.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market could cause the actual results to differ materially from those contained in the above guidance.

Conference Call
China Finance Online’s management team will host a conference call at 8:00PM Eastern Time on February 28, 2008 (or 9:00AM February 29, 2008 in the Beijing/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp . The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 8641.
A replay of the conference call will be available from approximately 9:00PM Eastern Time on February 28, 2008 (or 10:00AM February 29, 2008 in the Beijing/HK time zone) to 9:00PM Eastern Time on March 6, 2008 (or 10:00AM March 7, 2008 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Access code for all regions: 009177.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share, net income per ADS, and EBITDA, which are adjusted from results based on GAAP to exclude impairment in a cost method investment and the compensation cost of share-based awards granted to employees primarily due to the adoption of SFAS 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set fourth after the “Condensed Consolidated Statements of Operations” included in this release.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 58325288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Dec. 31, 2007	Dec. 31, 2006

Assets
Current assets:
RMB account	$51,129	$32,798
Foreign currency account	23,600	12,157
Cash and cash equivalents	$74,729	$44,955
Customer bank balances held in trust	2,850	—
Accounts receivable, net	1,491	478
Prepaid expenses and other current assets	4,620	928
Deferred tax assets, current	1,130	170

Total current assets	$84,820	$46,531
Cost method investment	1,480	12,607
Property and equipment, net	5,455	1,698
Acquired intangible assets, net	1,938	2,045
Rental deposits	500	86
Goodwill	9,652	8,152
Deferred tax assets, non-current	14	—
Other deposits	25	—

Total assets	$103,884	$71,119

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	$20,457	$6,419
Accrued expenses and other current liabilities	10,540	2,096
Deferred tax liability, current	—	—
Income taxes payable	12	5
Total current liabilities	$31,009	$8,520
Deferred tax liability, non-current	352	146
Deferred revenue, non-current	4,665	—
Provision for long term service payment	25	—

Total liabilities	$36,051	$8,666
Minority interests	471	—
Total shareholders’ equity	$67,362	$62,453

Total liabilities and shareholders’ equity	$103,884	$71,119

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

		Three months ended		Year ended Dec. 31,
	Dec. 31, 2007	Dec. 31, 2006	Sep. 30, 2007	2007	2006
Net revenues	$8,882	$2,522	$7,303	$25,903	$7,128
Cost of revenues (includes share-based compensation expenses of $0, $24, $0, $16 and $112 respectively)	(1,323)	(628)	(1,192)	(4,427)	(1,468)

Gross profit	7,559	1,894	6,111	21,476	5,660
Operating expenses
General and administrative (includes share-based compensation expenses of $797, $150, $1,005, $2,668 and $834 respectively)	(2,631)	(1,051)	(2,169)	(7,784)	(2,955)
Sales and marketing (includes share-based compensation expenses of $45, $23, $37, $139 and $107 respectively)	(2,430)	(1,250)	(1,887)	(6,924)	(2,666)
Product development (includes share-based compensation expenses of $33, $28, $39, $123 and $131 respectively)	(865)	(334)	(614)	(2,269)	(743)

Total operating expenses	(5,926)	(2,635)	(4,670)	(16,977)	(6,364)
Subsidy income	136	—	—	136	—
Income(loss) from operations	1,769	(741)	1,441	4,635	(704)
Interest income	355	208	243	1,105	1,003

		Three months ended		Year ended Dec. 31,
	Dec. 31, 2007	Dec. 31, 2006	Sep. 30, 2007	2007	2006
Other income, net	1	—	1	9	115
Exchange gain, net	220	82	41	424	267
Loss from impairment of cost method investment	(11,127)	(1,322)	—	(11,127)	(1,322)

Income(loss) before income tax benefit(provision)	(8,782)	(1,773)	1,726	(4,954)	(641)
Income tax benefit (provision)	398	77	176	809	41
Minority interests in net income of consolidated subsidiary	15	—	—	15	—

Net income(loss)	$(8,369)	$(1,696)	$1,902	$(4,130)	$(600)
Net income(loss) attributable to ordinary shareholders	$(8,369)	$(1,696)	$1,902	$(4,130)	$(600)
Net income(loss) per share
Basic	$(0.09)	$(0.02)	$0.02	$(0.04)	$(0.01)
Diluted	$(0.09)	$(0.02)	$0.02	$(0.04)	$(0.01)
Income(loss) per ADS
Basic	$(0.43)	$(0.09)	$0.10	$(0.22)	$(0.03)
Diluted	$(0.43)	$(0.09)	$0.08	$(0.22)	$(0.03)
Weighted average ordinary shares
Basic	98,191,578	93,676,903	94,746,984	94,500,529	93,650,653
Diluted	98,191,578	93,676,903	112,667,599	94,500,529	93,650,653
Weighed average ADSs
Basic	19,638,316	18,735,381	18,949,397	18,900,106	18,730,131
Diluted	19,638,316	18,735,381	22,533,520	18,900,106	18,730,131

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Dec. 31, 2007	Dec. 31, 2006	Sep. 30, 2007
Cash flows from operating activities:
Net income (loss)	$(8,369)	$(1,696)	$1,902
Minority interests	(15)	—	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	875	225	1,081
Depreciation and amortization	316	167	254
Loss from impairment of cost method investment	11,127	1,322	—
Loss on disposal of property and equipment	23	17	—
Deferred taxes	(349)	(77)	(146)
Changes in assets and liabilities:
Trust bank balances held on behalf of customers	(465)	—	—
Accounts receivable	2,525	395	92
Prepaid expenses and other current assets	(631)	17	(2,546)
Rental deposits	(380)	(77)	(29)
Income taxes payable	(43)	—	(33)
Deferred revenue	5,660	3,294	4,195
Accrued expenses and other current liabilities	632	253	1,559
Net cash provided by operating activities	10,906	3,840	6,329
Cash flows from investing activities:
Acquisition of businesses	(994)	(691)	—
Purchase of property and equipment	(1,567)	(229)	(648)
Proceeds from disposal of fixed assets	2	—	—
Net cash used in investing activities	(2,559)	(920)	(648)
Cash flows from financing activities:
Proceeds from stock options exercised by employees	876	18	1,199
Proceeds from exercise of options granted to non-employee	261	—	214
Dividends paid	(8)	—	—
Net cash provided by financing activities	1,129	18	1,413
Effect of exchange rate changes	1,171	393	836
Net increase in cash and cash equivalents	10,647	3,331	7,930
Cash and cash equivalents, beginning of quarter	64,082	41,624	56,152
Cash and cash equivalents, end of quarter	74,729	44,955	64,082

China Finance Online Co. Limited
RECONCILIATIONS OF NON-GAAP MEASURES TO UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended Dec. 31, 2007
	Reported			Adjusted
	US GAAP	Adjustment		Non-GAAP
Net revenues	$8,882	—			$8,882
Cost of revenues	(1,323)	—			(1,323)
Gross profit	7,559				7,559

Operating expenses
General and administrative	(2,631)	797	(a)		(1,834)
Sales and marketing	(2,430)	45	(a)		(2,385)
Product development	(865)	33	(a)		(832)
Total operating expenses	(5,926)	875			(5,051)
Subsidy income	136				136
Income from operations	1,769	875			2,644
Interest income	355	—			355
other income, net	1	—			1
Exchange loss, net	220	—			220
Loss from impairment of cost method investment	(11,127)	11,127	(b)		—

Income (loss) before income tax benefit	(8,782)	12,002			3,220
Income tax benefit	398	—			398
Minority interests in net income of consolidated subsidiary	15	—			15

Net income (loss)	$(8,369)	$12,002			$3,633

Net income (loss) per share
Basic	$(0.09)	$0.13			$0.04
Diluted	$(0.09)	$0.12			$0.03

Net income (loss) per ADS
Basic	$(0.43)	$0.61			$0.18
Diluted	$(0.43)	$0.59			$0.16

Weighted average ordinary shares
Basic	98,191,578			98,191,578
Diluted	98,191,578			116,981,006
Weighed average ADSs
Basic	19,638,316			19,638,316
Diluted	19,638,316			23,396,201

(a)	Exclude share-based compensation expense of $875,000.

(b)	Exclude the investment impairment of $11.13 million in Moloon.

Non-GAAP Measures

	Three months ended Dec. 31, 2007			Three months ended Sep. 30, 2007			Three months ended Dec. 31, 2006
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Result	(a)	Results	Result	(a)	Results	Result	(a)	Results
Income (loss) from operation	1,769	875	2,644	1,441	1,081	2,522	(741)	225	(516)

	Three months ended Dec. 31, 2007				Three months ended Sep. 30, 2007			Three months ended Dec. 31, 2006
	(U.S. Dollar in thousands)				(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment		Non-GAAP
	Result	(a)	(b)	Results	Result	(a)	Results	Result	(a)	(b)	Results
Net income (loss)	(8,369)	875	11,127	3,633	1,902	1,081	2,983	(1,696)	225	1,322	(149)

(a)	The adjustment is for share-based compensation expenses.

(b)	The adjustment is for investment impairment.
Reconciliations from operating profit to EBITDA and adjusted EBITDA

	Three months ended Dec. 31, 2007	Three months ended Sep. 30, 2007	Three months ended Dec. 31, 2006
	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)
Income from operation	1,769	1,441	741
Add back: Depreciation	241	180	96
Amortization of intangibles	75	74	71
EBITDA	2,085	1,695	908
Add back: share-based compensation	875	1,081	225
Adjusted EBITDA	2,960	2,776	1,133